Samuel, Sally

From:	phung.alex@dorsey.com
Sent:	Monday, August 17, 2009 12:09 PM
To:	Samuel, Sally
Cc:	Bernt.vonOhlen@allianzlife.com; Erik.Nelson@allianzlife.com; Radmer.Michael@dorsey.com
Subject:	Allianz Variable Insurance Products Trust/Allianz Variable Insurance Products Fund of Funds Trust - Definitive Proxy Statement Filed on August 14, 2009
Attachments:	Allianz VIP-FOF Trusts 14A Proxy Statement 8-14-09.pdf

Sally,

On July 31, 2009, the Allianz Variable Insurance Products Trust and the Allianz Variable Insurance Products Fund of Funds Trust filed with the SEC preliminary proxy statements regarding the election of trustees and the ratification of auditors. You and I spoke on August 5, 2009 to discuss comments to the preliminary filings. On August 14, 2009, the Trusts filed the definitive proxy statements. Please find attached a courtesy copy of the cover letter, cover page and the definitive proxy materials redlined to show changes. Please let me know if you have any questions or comments.

Regards,
Alex
<<Allianz VIP-FOF Trusts 14A Proxy Statement 8-14-09.pdf>>
Alexander D. Phung
Attorney

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D O R S E Y & W H I T N E Y LLP
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